SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share; and

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 531229102

Series B Common Stock: 531229201

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229102 (LMCA) 531229201 (LMCB)

1	Names of Reporting Persons Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 760,375 (1) Series B Common Stock: 0

	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9	Sole Dispositive Power Series A Common Stock: 760,375 (1) Series B Common Stock: 0

	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 760,375 (1) Series B Common Stock: 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (2) Series B Common Stock: 0%

14	Type of Reporting Person (See Instructions) IN

(1)  Includes (A) 1,390 restricted shares of Series A Common Stock, none of which are vested, (B) 6,877 shares of Series A Common Stock that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after December 23, 2013 and (C) 21,585 shares of Series A Common Stock owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(2)  Based upon 104,373,984 shares of Series A Common Stock and 9,876,178 shares of Series B Common Stock, in each case, outstanding as of November 30, 2013 based on information provided by the Issuer.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D/A relates to the following series of common stock of Liberty Media Corporation, a Delaware corporation (the “Issuer”):

(a)                                 Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                                 Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Schedule 13D originally filed with the Securities and Exchange Commission by Mr. Bennett on January 22, 2013 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.  Mr. Bennett is filing this Amendment to report a change in his beneficial ownership of the Common Stock, ceasing to be the beneficial owner of more than five percent of any class of capital stock of the Issuer.

Item 5.                                                         Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)                                 Mr. Bennett beneficially owns 760,375 shares of Series A Common Stock (including (A) 1,390 restricted shares of Series A Common Stock, none of which are vested, (B) 6,877 shares of Series A Common Stock that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after December 23, 2013 and (C) 21,585 shares of Series A Common Stock held by Hilltop Investments, LLC) which represent less than 1% of the outstanding shares of Series A Common Stock.  The foregoing percentage interest is based on (1) 104,373,984 shares of Series A Common Stock and 9,876,178 shares of Series B Common Stock, in each case, outstanding as of November 30, 2013 based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after December 23, 2013.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing less than 1% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Bennett, and, to his knowledge, Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)                                  On December 23, 2013, Mr. Bennett, Mrs. Bennett, and Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and Mrs. Bennett, exchanged a total of 678,015 shares of Series B Common Stock in a private transaction for 745,816 shares of Series A Common Stock held by John C. Malone (the “Exchange”). On December 16, 2013, Liberty Media Corporation granted Mr. Bennett 595 restricted shares of Series A Common Stock pursuant to the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan. Except as disclosed in this Amendment, neither Mr. Bennett nor, to his knowledge, Mrs. Bennett or Hilltop Investments, LLC, have executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  On December 23, 2013, as a result of the Exchange, Mr. Bennett ceased to be the beneficial owner of more than five percent of any class of capital stock of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2013
Date

/s/ Robert R. Bennett
Robert R. Bennett